Exhibit 99.1

NEXA RESOURCES ANNOUNCES ITS 2018 YEAR END
MINERAL RESERVES AND MINERAL RESOURCES

Luxembourg, March 28, 2019 - Nexa Resources S.A.  (“Nexa Resources” or “Nexa” or the “Company”) (NYSE and TSX Symbol: “NEXA”) hereby informs its shareholders and the market in general that it has prepared the 2018 Year End Mineral Reserves and Mineral Resources relating to its operations and projects located in Peru and Brazil.

MINERAL RESERVES

The following table shows our estimates of Mineral Reserves prepared with an effective date of December 31, 2018 (except as indicated below) and in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves dated May 10, 2014 (“2014 CIM Definition Standards”), whose definitions are incorporated by reference in National Instrument 43-101 (“NI 43-101”), for the metals indicated per mine and project. Such information may not be comparable to similar information prepared in accordance with Industry Guide 7 that is presented in our annual report on Form 20-F.

Table 1. Nexa Year End Mineral Reserves as at December 31, 2018 (except as indicated below).

Interes t/ Owners hip Grade Contained Metal Mines Clas s Tonnage Zinc Copper Silver Lead Gold Zinc Copper Silver Lead Gold (Mt) (%) (%) (g/t) (%) (g/t) (kt) (kt) (koz) (kt) (koz) Cerro Lindo (80.16%) El Porvenir (80.16%) Atacocha (Underground) (72.94%) Atacocha (Open Pit) (72.94%) Vazante (100%) Projects Aripuanã Project (68.47%) Total Proven 34.48 1.85 0.65 21.2 0.21 637.9 224.1 23,446 72.4 Probable 14.61 1.53 0.71 20.8 0.17 223.5 103.7 9,789 24.8 Subtotal 49.09 1.75 0.67 21.1 0.20 861.4 327.9 33,235 97.2 Proven 9.28 3.54 0.20 58.6 0.97 329.1 18.5 17,498 90.4 Probable 8.20 3.92 0.22 49.9 0.89 321.2 18.2 13,154 72.6 Subtotal 17.49 3.72 0.21 54.5 0.93 650.3 36.7 30,652 163.0 Proven 1.63 3.49 0.20 94.8 2.14 57.0 3.3 4,980 35.0 Probable 2.16 4.52 0.30 69.4 1.38 97.6 6.5 4,981 29.9 Subtotal 3.79 4.08 0.26 80.3 1.71 154.6 9.7 9,801 64.9 Proven 3.10 0.96 0.03 33.0 0.99 0.22 29.7 0.9 3,288 30.8 22.2 Probable 2.93 0.92 0.03 32.7 1.06 0.21 27.0 0.8 3,080 31.0 19.9 Subtotal 6.03 0.94 0.03 32.8 1.02 0.22 56.7 1.7 6,368 61.7 42.1 Proven 10.11 10.09 16.4 0.30 1,020.1 5,337 30.3 Probable 7.75 9.36 11.2 0.25 725.4 2,778 19.4 Subtotal 17.86 9.77 14.1 0.28 1,745.5 8,115 49.7 Proven 11.80 3.80 0.30 35.3 1.40 0.30 448.4 35.4 13,392 165.2 113.8 Probable 14.38 3.70 0.20 33.5 1.30 0.30 532.1 28.8 15,488 186.9 138.7 Subtotal 26.18 3.75 0.25 34.3 1.35 0.30 968.7 52.4 28,871 366.5 252.5 Proven 70.40 3.58 0.40 30.0 0.60 0.06 2,522.2 282.2 67,941 424.1 136.0 Probable 50.03 3.85 0.32 30.6 0.73 0.10 1,926.8 158.0 49,270 364.6 158.6 Total 120.43 3.69 0.37 30.3 0.65 0.08 4,449.0 440.2 117,211 788.7 294.6 Contact: ir@nexaresources.com

Interest/ Ownership	Class	Tonnage (Mt)	Grade Zinc (%)	Grade Copper (%)	Grade Silver (g/t)	Grade Lead (%)	Grade Gold (g/t)	Contained Metal Zinc (kt)	Contained Metal Copper (kt)	Contained Metal Silver (koz)	Contained Metal Lead (kt)	Contained Metal Gold (koz)
Mines												
Cerro Lindo (80.16%)	Proven	34.48	1.85	0.65	21.2	0.21		637.9	224.1	23,446	72.4	
	Probable	14.61	1.53	0.71	20.8	0.17		223.5	103.7	9,789	24.8	
	Subtotal	49.09	1.75	0.67	21.1	0.20		861.4	327.9	33,235	97.2	
El Porvenir (80.16%)	Proven	9.28	3.54	0.20	58.6	0.97		329.1	18.5	17,498	90.4	
	Probable	8.20	3.92	0.22	49.9	0.89		321.2	18.2	13,154	72.6	
	Subtotal	17.49	3.72	0.21	54.5	0.93		650.3	36.7	30,652	163.0	
Atacocha (Underground) (72.94%)	Proven	1.63	3.49	0.20	94.8	2.14		57.0	3.3	4,980	35.0	
	Probable	2.16	4.52	0.30	69.4	1.38		97.6	6.5	4,981	29.9	
	Subtotal	3.79	4.08	0.26	80.3	1.71		154.6	9.7	9,801	64.9	
Atacocha (Open Pit) (72.94%)	Proven	3.10	0.96	0.03	33.0	0.99	0.22	29.7	0.9	3,288	30.8	22.2
	Probable	2.93	0.92	0.03	32.7	1.06	0.21	27.0	0.8	3,080	31.0	19.9
	Subtotal	6.03	0.94	0.03	32.8	1.02	0.22	56.7	1.7	6,368	61.7	42.1
Vazante (100%)	Proven	10.11	10.09		16.4	0.30		1,020.1		5,337	30.3	
	Probable	7.75	9.36		11.2	0.25		725.4		2,778	19.4	
	Subtotal	17.86	9.77		14.1	0.28		1,745.5		8,115	49.7	
Projects												
Aripuanã Project (68.47%)	Proven	11.80	3.80	0.30	35.3	1.40	0.30	448.4	35.4	13,392	165.2	113.8
	Probable	14.38	3.70	0.20	33.5	1.30	0.30	532.1	28.8	15,488	186.9	138.7
	Subtotal	26.18	3.75	0.25	34.3	1.35	0.30	968.7	52.4	28,871	366.5	252.5
Total	**Proven**	**70.40**	**3.58**	**0.40**	**30.0**	**0.60**	**0.06**	**2,522.2**	**282.2**	**67,941**	**424.1**	**136.0**
	Probable	**50.03**	**3.85**	**0.32**	**30.6**	**0.73**	**0.10**	**1,926.8**	**158.0**	**49,270**	**364.6**	**158.6**
	Total	**120.43**	**3.69**	**0.37**	**30.3**	**0.65**	**0.08**	**4,449.0**	**440.2**	**117,211**	**788.7**	**294.6**

Contact: ir@nexaresources.com

Notes to Mineral Reserves Table

Mineral Reserves are expressed on a 100% basis. The Qualified Persons for the estimation of the Mineral Reserves are: Cerro Lindo and Vazante - Thiago N. Teixeira, B.Eng., FAusIMM, a Nexa Resources employee; and El Porvenir, Atacocha underground (u/g), Atacocha open pit (o/p) and the Aripuanã project - Scott Ladd, P.Eng., Roscoe Postle Associates Inc. (RPA), an independent consulting firm.

Mineral Reserves have an effective date of: (a) December 31, 2018 for Cerro Lindo, El Porvenir, Atacocha (u/g and o/p), and Vazante; and (b) July 31, 2018 for the Aripuanã project.

2014 CIM Definition Standards were followed for Mineral Reserves.

Mineral Reserves are reported within engineered stope outlines assuming the following underground mining methods: Cerro Lindo and Vazante - sublevel open stoping (SLOS) or vertical retreat mining (VRM), and drift and fill (D&F) or cut and fill (C&F); El Porvenir and Atacocha underground - sublevel stoping (SLS) and cut and fill (C&F); and the Aripuanã project - longitudinal longhole retreat (bench stoping) and transverse longhole mining (VRM). For Atacocha open pit, Mineral Reserves are reported within the operational designed open pit. Dilution and mining recovery are considered.

The net smelter return (NSR) cut-offs are calculated based on the life of mine (LOM) costs depending on the mining method used: Cerro Lindo - SLOS or VRM: US$31.56/t; and D&F or C&F: US$40.28/t; El Porvenir - SLS: US$48.38/t; and C&F: US$56.15/t; Atacocha u/g - SLS: US$61.99/t and C&F: US$71.13/t. At Atacocha open pit, the NSR cut-off is calculated based on the LOM costs for open pit mining method: US$17.97/t. For Vazante and the Aripuanã project, the NSR cut-offs are calculated based on the LOM costs independent of the mining method: Vazante - SLS, VRM and C&F: US$67.63/t; and the Aripuanã project - VRM and bench stoping: US$40.00/t.

Forecast long-term metal prices used for the NSR calculation are: Zn: US$2,639/t; Pb: US$2,200/t; Cu: US$6,392/t; and Ag: US$18.76/oz, except for Aripuanã project which was at the feasibility study stage. A long-term price of Au: US$1,352/oz was also used at Atacocha o/p. For the Aripuanã project the forecast long-term metal prices used for the NSR calculation are Zn: US$2,469/t; Pb: US$1,896/t; Cu: US$6,592/t, Ag: US$18.58/oz and Au: US$1,187/oz.

The exchange rate for Peruvian operations is PEN/US$ rate of 3.30:1; for Vazante, Brazil R$/US$ rate of 3.40; and for the Aripuanã project, Brazil R$/US$ of 3.38.

For Atacocha u/g, Vazante and the Aripuanã project, a 4m minimum mining width was applied. For El Porvenir, C&F stopes are at 5m and SLS stopes at 4m minimum mining width.

Average bulk densities (t/m3) are: Cerro Lindo - 4.16; El Porvenir – 3.35; Atacocha u/g – 3.40; Atacocha o/p – 2.75; Vazante – 3.22 and the Aripuanã project 2.70.

Numbers may not add due to rounding.

Aripuanã is the only project with estimated mineral reserves.

MINERAL RESOURCES

The following table shows our estimates of Mineral Resources exclusive of mineral reserves in operating mines prepared with an effective date of December 31, 2018 (except as indicated below) and in accordance with the 2014 CIM Definition Standards, whose definitions are incorporated by reference in NI 43-101, for the metals indicated per mine. Such information may not be comparable to similar information prepared in accordance with Industry Guide 7 that is presented in our annual report on Form 20-F.

Table 2. Nexa Year End Mineral Resources as at December 31, 2018 (except as indicated below).

Interest/ Ownership	Class	Tonnage (Mt)	Grade Zinc (%)	Grade Copper (%)	Grade Silver (g/t)	Grade Lead (%)	Grade Gold (g/t)	Contained Metal Zinc (kt)	Contained Metal Copper (kt)	Contained Metal Silver (koz)	Contained Metal Lead (kt)	Contained Metal Gold (koz)
Mines												
Cerro Lindo (80.16%)	Measured	1.69	2.14	0.75	28.1	0.29		36.2	12.7	1,527	4.9	
	Indicated	2.06	1.48	0.61	23.7	0.20		30.5	12.6	1,570	4.1	
	Subtotal	3.75	1.78	0.67	25.7	0.24		66.7	25.2	3,096	9.0	
	Inferred	9.33	1.65	0.60	23.4	0.23		153.9	56.0	7,019	21.5	
El Porvenir (80.16%)	Measured	2.46	2.77	0.16	68.1	1.02		68.2	3.9	5,391	25.1	
	Indicated	2.52	2.87	0.18	55.8	0.99		72.4	4.5	4,525	25.0	
	Subtotal	4.98	2.82	0.17	61.9	1.00		140.6	8.5	9,916	50.1	
	Inferred	7.56	3.90	0.23	57.8	0.89		294.7	17.4	14,043	67.3	
Atacocha (Underground) (72.94%)	Measured	0.69	3.25	0.26	64.1	1.28		22.4	1.8	1,421	8.8	
	Indicated	1.53	3.61	0.30	63.8	1.07		55.2	4.6	3,140	16.4	
	Subtotal	2.22	3.50	0.29	63.9	1.14		77.7	6.4	4,561	25.2	
	Inferred	4.95	3.46	0.35	102.7	1.52		171.3	17.3	16,347	75.2	
Atacocha (Open Pit) (72.94%)	Measured	1.47	1.47	0.05	30.1	0.88	0.22	21.6	0.7	1,423	12.9	10.4
	Indicated	2.27	1.13	0.05	29.3	0.87	0.23	25.7	1.1	2,141	19.7	16.8
	Subtotal	3.74	1.26	0.05	29.6	0.88	0.23	47.3	1.9	3,564	32.8	27.2
	Inferred	0.80	1.08	0.03	31.4	0.93	0.50	8.6	0.2	807	7.4	12.9
Vazante (100%)	Measured	2.84	11.12		11.3	0.29		315.8		1,032	8.2	
	Indicated	0.98	8.30		9.0	0.28		81.3		282	2.7	
	Subtotal	3.82	10.40		10.7	0.29		397.1		1,314	11.0	
	Inferred	9.02	7.85		11.5	0.22		708.1		3,332	19.8	
Morro Agudo (100%)	Measured	0.16	6.22			0.19		10.0			0.3	
	Indicated	8.52	4.02			0.74		342.5			63.0	
	Subtotal	8.68	4.06			0.73		352.5			63.4	
	Inferred	4.66	3.64			0.85		169.6			39.6

The following table shows our estimates of Mineral Resources exclusive of Mineral Reserves in exploration projects prepared with an effective date of December 31, 2018 (except as indicated below) and in accordance with the CIM 2014 Definition Standards, whose definitions are incorporated by reference in NI 43-101, for the metals indicated per project.

Table 3. Nexa Year End Mineral Resources as at December 31, 2018 (except as indicated below).

Notes to Mineral Resources Tables

Mineral Resources are expressed on a 100% basis.

The Qualified Persons for the estimation of the Mineral Resources are: Cerro Lindo, Vazante, Shalipayco project and Florida Canyon project - José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, Nexa; El Porvenir, Atacocha underground (u/g), Atacocha open pit (o/p) and Magistral project - Rosmery Cardenas, P.Eng., RPA; Morro Agudo and the Aripuanã project - Sean Horan, P.Geo., RPA; Pukaqaqa project - José Texidor Carlsson, P.Geo., RPA; Caçapava do Sul project - David A. Ross, P.Geo., RPA.; and Hilarión project - Rosmery Cardenas, P.Eng., RPA, Sean Horan, P.Geo., RPA, and John Fingas, P.Geo., a former RPA employee

Mineral Resources have an effective date as of: (a) December 31, 2018 for Cerro Lindo, El Porvenir, Atacocha (u/g and o/p), Vazante, Morro Agudo, and the Shalipayco project; (b) July 31, 2018 for the Aripuanã, Hilarión, Pukaqaqa, and Florida Canyon projects; (c) June 30, 2017 for the Magistral project; and (d) March 17, 2017 for the Caçapava do Sul project.

2014 CIM Definition Standards were followed for Mineral Resources.

Mineral Resources are reported within underground mining shapes for Cerro Lindo, El Porvenir, Atacocha u/g, Vazante mines and for the Aripuanã, Shalipayco, Hilarión and Florida Canyon projects. Mineral Resources are reported within underground mining shapes or within an optimized pit shell for Morro Agudo and within an optimized pit shell for Atacocha open pit and Magistral, Pukaqaqa and Caçapava do Sul projects.

Mineral Resources are reported above a NSR cut-off value of: Cerro Lindo - SLOS or VRM: US$31.56/t; and D&F or C&F: US$40.28/t; El Porvenir - US$56.15 /t processed and US$48.38 /t processed for C&F and SLS respectively; Atacocha u/g - US$71.13 /t processed and US$61.99 /t processed for C&F and SLS respectively; Atacocha o/p - US$17.97 /t; Vazante - US$67.63/t; Morro Agudo (specific for each mine) - Morro Agudo: US$57.16/t, Bonsucesso and Ambrosia Sul u/g: US$52.67/t, and Ambrosia Sul o/p: US$35.40/t; Aripuanã - US$38/t; Shalipayco - US$45/t; Hilarión - US$31/t for Hilarión Deposit and US$50/t for El Padrino Deposit; Caçapava do Sul - US$13.25/t; Magistral/ Pukaqaqa - Mineral Resources are reported above a 0.2% Cu cut-off grade; Florida Canyon - Mineral Resources are reported to a 2.8% recovered zinc-equivalent (RecZnEq%) cut-off grade. Assuming the average recoveries for the resource, this corresponds to non-recovered cut-off grade of 3.6% contained ZnEq%.

Forecast long-term metal prices used for the NSR calculation are: Cerro Lindo - Zn: US$2,639/t, Pb: US$2,200/t, Cu: US$6,392/t and Ag: US$18.76/oz; El Porvenir, Atacocha (u/g and o/p) , Vazante, Morro Agudo and Shalipayco - Zn: US$3,034/t, Pb: US$2,530/t, Cu: US$7.351/t and Ag: US$21.58/oz (Au: US$1,555/oz also used for Atacocha o/p); Aripuanã project — Zn: US$1.29/lb, Pb: US$0.99/lb, Cu: US$3.43/lb, Au: S$1,368/oz and Ag: US$21.37/oz; Magistral project — Cu: US$5,908/t and Ag: US$18.94/oz; Hilarión and Caçapava do Sul projects - Zn: US$2,778/t, Pb: US$2,227/t, Cu: US$6,790/t and Ag: US$21.78/oz; Pukaqaqa project — Cu: US$5,710/t; and Florida Canyon project - Zn: US$2,646/t, Pb: US$2,205/t and Ag: US$17.50/oz.

A minimum mining width of 3m was applied for El Porvenir, Atacocha u/g, Vazante, Bonsucesso and Ambrosia Sul u/g). For Morro Agudo underground and Shalipayco and Hilarión projects a minimum mining width of 2m was applied.

Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves. There are no Mineral Reserves at Morro Agudo and Shalipayco, Magistral, Hilarión, Pukaqaqa, Florida Canyon and Caçapava do Sul projects.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Numbers may not add due to rounding.

Discussion of 2018 Year End Mineral Reserves and Mineral Resources

Nexa’s Mineral Reserves increased from 3,897.2 kt contained Zn as at December 31, 2017 to 4,448.9 kt contained Zn as at December 31, 2018. The increase was the result of a positive feasibility study and production decision on the Aripuanã project. Nexa’s 2018 year end results reflect changes in continuous refining of its geological modelling and infill drilling updates plus depletion as expected. Major changes during 2018 are highlighted below:

Aripuanã Project (Brazil). In 2018, a feasibility study was completed on the Aripuanã project, a proposed underground zinc polymetallic mine and concentrate processing facility containing zinc, lead, copper, silver and gold in the state of Mato Grosso, Brazil. The average zinc equivalent production of the Aripuanã project is estimated at 120 thousand tonnes per year for 13 years, considering only the proven and probable mineral reserves as shown above (Table 1).

The Aripuanã deposits are typical Volcanogenic Massive Sulphide (VMS) expected to support a production rate of 2.3 Mt of ore per year. The processing plant can treat up to 6,300 tonnes per day of ore. According to its NI 43-101 technical report titled “Technical Report on the Feasibility Study of the Aripuanã Project, State of Mato Grosso, Brazil” dated October 15, 2018, it is estimated that Aripuanã could produce an annual average of approximately: 66.7 thousand tonnes of zinc in concentrate, 23.0 thousand tonnes of lead in concentrate, 3.7 thousand tonnes of copper in concentrate; 1.87 million ounces of silver (contained in copper and lead concentrates); and 13.0 thousand ounces of gold (contained in the lead and copper concentrates). A positive production decision was made by Nexa in 2018 and underground development and construction of the Aripuanã project has been initiated.

Shalipayco Project (Peru). During 2017/2018, the Shalipayco project drilling tested lateral extensions of two out of the four known mineralized horizons: Resurgidora and Intermedio mantos (mantles). Data from this drilling phase has contributed to the redefinition of the geological, structural and mineralization model as well as to a new block model. This resulted in an increase of the Inferred Mineral Resources from 16.93 Mt to 32.38 Mt at similar grade as shown above (Table 2), which results in an increase of the contained Zn by 59.5% in comparison to the 2017 year end Mineral Resource estimate.

Mapping has confirmed surface evidence of mineralization beyond the current linear northwest-southeast trend towards the northwest and southeast limits of the property and drilling has outlined potentially economic mineralization along a strike length of 4 km, which will be drill tested in 2019.

Vazante Mine (Brazil). Mineral Reserves were basically maintained and Mineral Resources were increased by new drilling and model revision in 11 kt contained Zn (2.9%) for Measured Resource and  Indicated Resource categories plus 83 kt contained Zn (13.3%) for the Inferred Resource category.

El Porvenir Mine (Peru). A revision of operating costs in the new mine plan resulted in a higher NSR cut off value with a decrease in tonnage of 6.57 Mt. New drilling and model revision provided an increase of 4.06 Mt. Depletion accounted for 2.15 Mt. This resulted in an overall change in Mineral Reserves from 22.14 Mt as at the 2017 year end to 17.49 Mt as at the 2018 year end.

Atacocha Open Pit Mine (Peru). A revision of the geological interpretation and block model of one of the deposits (San Gerardo) at Atacocha, resulted in a decrease of 8.32 Mt in the Mineral Reserves from 14.36 Mt in 2017 to 6.03 Mt in 2018, including 1.13 Mt depletion. The results of the block model revision will be summarized in the 43-101 technical report that is being prepared by RPA in respect of the Atacocha deposit and will be filed on SEDAR concurrently with Nexa’s  Form 20-F.

Technical Information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of NI 43-101 and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available at www.sedar.com under Nexa’s SEDAR profile.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is among the top five producers of mined zinc globally in 2018, according to Wood Mackenzie. Nexa is also one of the top five metallic zinc producers worldwide in 2018, according to Wood Mackenzie.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this News Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nexa Resources to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include (but are not limited to) estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production and its projects.

This news release also contains references to estimates of mineral resources and mineral reserves. The estimation of mineral resources is inherently uncertain and involves subjective judgments about many relevant factors. Estimates of mineral reserves provide more certainty but still involve similar subjective judgments. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including estimated future production from the Company’s projects, the anticipated tonnages and grades that will be mined and the estimated level of recovery that will be realized), which may prove to be unreliable and depend, to a certain extent, upon the analysis of drilling results and statistical inferences that ultimately may prove to be inaccurate. Mineral resource or mineral reserve estimates may have to be re-estimated based on: (i) fluctuations in mineral prices; (ii) results of drilling; (iii) metallurgical testing and other studies; (iv) proposed mining operations, including dilution; (v) the evaluation of mine plans subsequent to the date of any estimates and/or changes in mine plans; (vi) the possible failure to receive required permits, approvals and licenses; and (vii) changes in law or regulation.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Contact: Roberta Varella — Head of Investor Relations | ir@nexaresources.com

+55 11 3405-5601